
November 5, 2021

Michael Rolnick
Chief Executive Officer
Chain Bridge I
100 El Camino Real, Ground Suite
Burlingame, California 94010

   Re: Chain Bridge I
    Amendment No. 4 to Registration Statement on Form S-1
    Filed November 1, 2021
    File No. 333-254502

Dear Mr. Rolnick:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 Filed November 1, 2021

Exhibits

1. Reference is made to Exhibit 23.1. Please amend to file a consent signed by your independent registered public accounting firm.

　　　　You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara L. Ransom at 202-551-3264 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Jocelyn Arel